UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to _________.
Commission file number: 1-4364
RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
Ryder System, Inc.
11690 NW 105 Street
Miami, Fl. 33178

REQUIRED INFORMATION

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
Date: June 28, 2007	By:	/s/ Charles R. Patton
Charles R. Patton
Vice President Compensation and Benefits, Plan Administrator

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Ryder System, Inc. Deferred Compensation Plan
In our opinion, the accompanying statement of financial condition and the related statement of income and changes in plan equity present fairly, in all material respects, the total assets of Ryder System, Inc. Deferred Compensation Plan (the “Plan”) at December 31, 2006, and the statement of income and changes in plan equity for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. In our opinion, the basic financial statements taken as a whole are fairly stated in all material respects.
/s/ PricewaterhouseCoopers LLP
Miami, Florida
June 25, 2007

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
The Participants and Administrator
Ryder System, Inc. Deferred Compensation Plan:
We have audited the accompanying statement of financial condition of Ryder System, Inc. Deferred Compensation Plan (the Plan), as of December 31, 2005, and the statement of income and changes in plan equity for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2005, and the statement of income and changes in plan equity for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
June 15, 2006
Miami, Florida
Certified Public Accountants

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

	December 31
	2006	2005
Assets

Receivable from Ryder System, Inc.	$23,421,167	$21,230,546

Total assets	$23,421,167	$21,230,546

Liabilities and Plan Equity

Plan equity	$23,421,167	$21,230,546

Total liabilities and plan equity	$23,421,167	$21,230,546

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Years ended December 31
	2006	2005	2004
Additions to plan equity attributed to:
Investment income from notional investments:
Net appreciation in value	$1,678,636	$527,352	$1,983,152
Dividends	1,090,818	646,285	449,201

Net investment income	2,769,454	1,173,637	2,432,353

Contributions to notional investments:
Participant	2,085,274	2,727,834	1,729,224

Total contributions	2,085,274	2,727,834	1,729,224

Total additions	4,854,728	3,901,471	4,161,577

Deductions from plan equity:
Distributions	2,664,107	3,930,312	2,558,180

Net increase (decrease) in plan equity	2,190,621	(28,841)	1,603,397

Plan equity at beginning of period	21,230,546	21,259,387	19,655,990

Plan equity at end of period	$23,421,167	$21,230,546	$21,259,387

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan

The following description of the Ryder System, Inc. Deferred Compensation Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General. The Plan was adopted effective January 1, 1997. The Plan is unfunded and is intended to be exempt from the participation, vesting, funding, and fiduciary requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended (ERISA), but is subject to certain reporting and disclosure requirements under ERISA. Further, benefits under the Plan are not guaranteed under Title IV of ERISA. The right of participants or their designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the general assets of Ryder System, Inc. (the Company), and neither the participant nor a designated beneficiary will have any rights in or against any specific assets of the Company.

The Company maintains assets in a grantor trust (the Trust) solely for the benefit of the Plan participants, which may be used to pay all or a portion of the obligations of the Plan. The Trust provides greater assurance that future benefits under the Plan will be paid in the event that a change of control should occur or under other circumstances. However, the right of a participant or his designated beneficiary to receive a distribution under the Plan will be an unsecured claim against the Trust and the general assets of the Company in the event of bankruptcy, and neither the Plan, participant, nor a designated beneficiary will have any rights in or against any specific assets of the Trust or the Company.

The Plan Administrator is Ryder System, Inc.’s Vice President of Compensation and Benefits. The Plan’s trustee and recordkeeper is Fidelity Management Trust Co.

Eligibility. Participation in the Plan is voluntary. To participate in the Plan, an employee must (i) be designated by the Company’s Retirement Committee to be eligible to participate in the plan and (ii) be part of a select group of management or highly compensated employees within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA. Members of the Board of Directors are eligible for participation in the Plan.

Contributions. Compensation deferral agreements are effective on a Plan year basis, and must be filed before the beginning of a Plan year. Participants may defer up to 100% of compensation less the amount of Ryder System, Inc. 401(k) Savings Plan (Savings Plan) tax-deferred contributions. Income taxes are deferred on participants’ salary reductions and the deferred salary amounts are assumed to be invested (“notional investments”) in accordance with investment options selected by each participant. The investment options offered by the Plan include a total of sixteen notional investments. Participants may transfer their contributions among funds on a daily basis.

Effective January 1, 2004, the Company will no longer make Company contributions to the Plan. Prior to January 1, 2004, the Company matched 50% of employee contributions up to 4% of compensation (6% if the Company met its Economic Value Added or EVA goal or a pro-rata portion of the EVA match based on the portion of EVA goal attained), offset by any company match recorded during the plan year in the Savings Plan. Plan contributions and match are not tied to participation in the Savings Plan.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocation of appreciation/(depreciation) which is indexed to the market performance of the participants’ elections among the notional investment funds made available under the Plan less administrative expenses, if any. Allocations are based on participant earnings or account balance. Appreciation/(depreciation) is allocated daily based on units of notional investment. Forfeited balances of terminated participants’ non-vested accounts can be used to reduce future Company contributions. At December 31, 2006, forfeited non-vested accounts available to reduce future employer contributions totaled $31,706. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting. Participants are immediately vested in their contributions and any appreciation thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the appreciation attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the appreciation attributable to such contributions.

Distributions. A participant may request a distribution of all or a portion of his elective contribution account balance if he can demonstrate financial hardship. The Plan Administrator must approve the request and the amount withdrawn cannot be subsequently repaid to the Trust.

All distributions from the Plan are made in a lump sum during the month of January following disability, death or other termination of employment, each an event of separation of employment, or a participant can elect a fixed date distribution to occur in July of the year selected for distribution. In the event of retirement, a participant may elect to receive either (a) a lump sum during the January immediately following retirement, or (b) a minimum of two, and a maximum of 15 annual installments beginning in the January immediately following retirement. The distribution upon retirement shall be made in accordance with the participant’s most recent election, which is effective at least one year prior to the date of retirement. If the participant is a key employee, as defined in Section 416(i) of the Internal Revenue Code of 1986, as amended, (the “Code”) at the time of an event of separation of employment or retirement, the lump sum payment may not be made earlier than 6 months following the date of such event of separation of employment or retirement. Prior to January 1, 2003, each participant of the Plan could elect a method of receipt of distributions from the Plan upon retirement, disability, death or other termination of employment, each an event of separation of employment or a participant can elect a fixed date distribution. Such election indicated that the participant has chosen to receive either: (a) a lump sum during the January immediately following the earliest triggering event of the participant’s separation from employment, or (b) a minimum of two, and a maximum of 15 annual installments beginning in the January immediately following the earliest triggering event of the participant’s separation from employment, or as soon as administratively practicable thereafter.

2.	Summary of Significant Accounting Policies

Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Company. The Plan’s sole investment is a receivable from the Company equal to the notional amount of the participants’ accounts including Company matches. Purchases and sales of notional investments are recorded on a trade-date basis. Dividends on notional investments in Company common stock and mutual funds are recorded on the record date. Interest income on notional investments is recorded on the accrual basis.

Payment of Benefits. Benefits are recorded when paid.

Risk and Uncertainties. The amount of the Plan’s receivable from Ryder System, Inc. is based on, among other things, the performance of the notional investments which consist of stocks, bonds, fixed income securities, and other investment securities and the financial viability of Ryder System, Inc. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of condition and the statement of income and changes in plan equity.

3.	Notional Plan Investment Funds

Notional Investment Fund A (“Fund A”) — Fund A is invested in Ryder System, Inc. common stock, which is purchased on a regular and continuous basis. Dividends are automatically reinvested in the common stock. Ownership is measured in units of the fund instead of shares of stock.

Notional Investment Fund B (“Fund B”) — Fund B, the Fidelity Retirement Money Market Portfolio, invests in high quality U.S. dollar-denominated money market securities and repurchase agreements for those securities. The fund may also enter into reverse purchase agreements.

Notional Investment Fund C (“Fund C”) — Fund C, the Fidelity Equity-Income Fund, normally invests at least 80% of its assets in income-producing equity securities, mainly large cap stocks, but may invest in other types of equity and debt securities. The fund may invest in securities of domestic and foreign issuers.

Notional Investment Fund D (“Fund D”) — Fund D, the Putnam Voyager Fund A, invests primarily in common stocks of both well-known, established companies, as well as smaller, less well-known companies. Investments are diversified across many different types of companies and industries. The fund may also invest in bonds. Effective February 28, 2006, any holdings remaining in the Putnam Voyager Fund were automatically transferred to the Fidelity Growth Company Fund.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Notional Investment Fund E (“Fund E”) — Fund E, the Fidelity Contrafund, invests primarily in common stock of domestic and foreign issuers. The fund may invest in securities of companies that are selling below book value.

Notional Investment Fund F (“Fund F”) — Fund F, the Fidelity Diversified International Fund, primarily invests in common stock of foreign issuers. The fund may be invested in all types of securities, including stocks and debt securities of companies and governments of all nations.

Notional Investment Fund J (“Fund J”) — Fund J, the Fidelity U.S. Bond Index Fund, primarily invests at least 80% of its assets in bonds included in the Lehman Brothers Aggregate Bond Index.

Notional Investment Fund K (“Fund K”) — Fund K, the Spartan U.S. Equity Index Fund, normally invests at least 80% of its assets in the 500 companies that make up the Standard & Poor’s 500 Index. The fund seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S.

Notional Investment Fund M (“Fund M”) — Fund M, the Fidelity Growth Company Fund, this fund invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies with earnings or gross sales that indicate the potential for above-average growth.

Notional Investment Fund N (“Fund N”) — Fund N, the UAM: Rice Hall, James Cap Portfolio, this fund invests in common stocks of smaller, less established companies in terms of revenues, assets, and market capitalization. The portfolio may also invest in foreign securities.

Notional Investment Fund O (“Fund O”) — Fund O, the Fidelity Freedom Income Fund, this fund seeks to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement. The fund invests 20% in Fidelity domestic equity funds, 40% in Fidelity short-term mutual funds, and 35% in Fidelity investment grade fixed income funds and 5% in Fidelity high yield fixed income funds.

Notional Investment Fund P (“Fund P”) — Fund P, the Fidelity Freedom Income 2010 Fund, this fund seeks to provide high total returns for those planning to retire in and around 2010. The fund invests 40% in domestic equity funds, 10% in international equity funds, 35% in investment grade fixed income funds, 5% in high yield fixed income funds and 10% in Fidelity short-term mutual funds.

Notional Investment Fund Q (“Fund Q”) — Fund Q, the Fidelity Freedom Income 2020 Fund, this fund seeks to provide high total returns for those planning to retire in and around 2020. The fund invests 55% in domestic equity funds, 14% in international equity funds, 24% in investment grade fixed income funds and 7% in high yield fixed income funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time.

Notional Investment Fund R (“Fund R”) — Fund R, the Fidelity Freedom Income 2030 Fund, this fund seeks to provide high total returns for those planning to retire in and around 2030. The fund invests 66% in domestic equity funds, 16% in international equity funds, 10% in investment grade fixed income funds and 8% in high yield fixed income funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time.

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Notional Investment Fund S (“Fund S”) — Fund S, the Fidelity Freedom 2040 Fund, this fund seeks to provide high total returns for those planning to retire in and around 2040. The fund invests 68% in domestic equity funds, 17% in international equity funds, 5% in investment grade fixed income funds and 10% in high yield fixed income funds. The mix of underlying Fidelity mutual funds will gradually become more conservative over time.

Notional Investment Fund T (“Fund T”) — Fund T, the Laudus Rosenberg U.S. Discovery Fund, this fund seeks to provide a return greater than the Russell 2500 Index. The fund invests in common stocks of small and mid-sized capitalization companies that are traded principally in the markets of the United States.

Notional Investment Fund U (“Fund U”) — Fund U, the Spartan Extended Market Index Fund, this fund seeks to provide investment results that correspond to the total returns of stocks for small to mid capitalization U.S. companies. The fund normally invests at least 80% of its assets in common stocks in the Wilshire 4500 Completion Index, which represents the performance of stocks of small to mid-capitalization U.S. companies.

The number of participants’ accounts in each of the funds at December 31, 2006 and 2005 was as follows:

	2006	2005
Fund A	113	133
Fund B	69	76
Fund C	96	92
Fund D	0	67
Fund E	106	105
Fund F	108	95
Fund J	58	69
Fund K	71	70
Fund M	122	106
Fund N	58	55
Fund O	6	8
Fund P	36	34
Fund Q	29	28
Fund R	21	20
Fund S	9	8
Fund T	21	13
Fund U	17	8
4.	Plan Termination

While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event the Plan is terminated, distribution of amounts in the participant’s account shall be made to the participant on January 1st immediately following a participant’s separation from employment. If the participant is a key employee at the time of termination, the lump sum payment may not be made earlier than 6 months following the date of termination. Payment will be made in accordance with the participant’s most recent participant election and enrollment form, which is effective at least one year prior to the date of separation of employment. No additional credits of contributions shall be made to the participant’s account for periods after termination of the Plan, but the Retirement Committee

RYDER SYSTEM, INC. DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
shall continue to credit gains and losses to the participant’s account, until the balance has been fully distributed.

5.	Tax Status of the Plan

A participant generally will not be taxed on the tax-deferred contributions or the Company contributions to the Plan, or earnings thereon, allocable to his participant’s account until such amounts are distributed to the participant or his beneficiary under the Plan. The value of the participant’s account, including any earnings, is deductible by the Company for federal tax purposes in the year in which those amounts become taxable to the participant or his beneficiary.

Participants or their beneficiaries generally will be taxed, at ordinary income rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. Since the Plan is not qualified under Section 401(a) of the Code, distributions from the Plan will not qualify for any of the favorable tax rulings applicable to qualified tax distributions, such as tax-deferred rollovers or five year averaging. On the other hand, distributions from the Plan will not be subject to various excise taxes applicable to qualified plan distributions, such as 10% excise tax on distribution prior to age 59 1/2, or the 15% excise tax on excess benefit payments.

An employee’s tax-deferred contributions to the Plan are subject to federal social security and medicare taxes and federal unemployment taxes when earned, and Company contributions, and any earnings thereon prior to the time such amounts become vested, are subject to those taxes as and when they become vested.

6.	Plan Fees and Expenses

Although all expenses of administration relating to the Plan may be charged against a participant’s account, at the present time, the Company has elected to pay all administrative and marketing expenses.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
23.1	Consent of Independent Registered Certified Public Accounting Firm — PricewaterhouseCoopers LLP

23.2	Consent of Independent Registered Certified Public Accounting Firm — KPMG LLP